December 11, 2025
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Robert Arzonetti
Susan Block
Victor Cecco
Marc Thomas

Re:	Wealthfront Corporation
Registration Statement on Form S-1
Filed September 29, 2025
File No. 333-290583
Ladies and Gentlemen:
On behalf of our client Wealthfront Corporation (the “Company”) and in response to an oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on December 10, 2025, the Company hereby informs the Staff that it has filed Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-290583), initially filed by the Company with the Commission on September 29, 2025 (the “Original Registration Statement”), as amended by Amendment No. 1 to the Original Registration Statement, filed by the Company with the Commission on December 2, 2025 (as amended, the “Registration Statement”) to: (1) update the Principal and Selling Stockholders table beginning on page 220 of Amendment No. 2 to identify certain additional selling stockholders; (2) update footnotes 20 through 42 to the Principal and Selling Stockholders table to identify by name each of the selling stockholders in the Company’s initial public offering; and (3) update footnotes 1, 2, 3, 6, 7, 10, 15, 16 and 18 through 42 to the Principal and Selling Stockholders table to clarify that all of the restricted stock units of the Company (“RSUs”) that are beneficially owned by the selling stockholders and set forth in such table will vest and be settled for shares of the Company’s Common Stock (“Common Stock”) within 60 days of December 1, 2025 (the “Selling Stockholder RSUs”). The Company further respectfully advises the Staff that all Selling Stockholder RSUs will vest and be settled upon the effectiveness of the Registration Statement and all shares of Common Stock to be sold by such selling stockholders in the initial public offering will be outstanding and vested shares of Common Stock prior to the consummation of the initial public offering.

U.S. Securities and Exchange Commission
December 11, 2025

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP
cc:
David Fortunato, Chief Executive Officer and President
Alan Imberman, Chief Financial Officer and Treasurer
Lauren Lin, Esq., Chief Legal Officer, Chief Compliance Officer, and Secretary
Wealthfront Corporation
Ran Ben-Tzur, Esq.
Ari Haber, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Sarah B. Axtell, Esq.
Latham & Watkins LLP
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